United States securities and exchange commission logo





                              July 21, 2023

       Donghao Yang
       Chief Financial Officer
       Yatsen Holding Ltd
       Building No. 35, Art Port International Creation Center
       No. 2519 Xingang East Road, Haizhu District
       Guangzhou 510330
       People   s Republic of China

                                                        Re: Yatsen Holding Ltd
                                                            Form 20-F for the
Year Ended December 31, 2022
                                                            Filed April 26,
2023
                                                            File No. 001-39703

       Dear Donghao Yang:

              We have limited our review of your filing to the submission and/or disclosures as required by Item 16I of Form 20-F and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 20-F for the Year Ended December 31, 2022

       Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspection, page 168

   1.                                                   We note your statement
that you reviewed the Company   s register of members and public
                                                        filings made by your
shareholders in connection with your required submission under paragraph (a). Please
supplementally describe any additional materials that were reviewed and tell us whether you
relied upon any legal opinions or third party certifications such as affidavits as the basis
for your submission. In your response, please provide a similarly detailed discussion of
the materials reviewed and legal opinions or third party
                                                        certifications relied
upon in connection with the required disclosures under paragraphs
                                                        (b)(2) and (3).
   2. In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm
that none of the members of your board or the boards of your
 Donghao Yang
Yatsen Holding Ltd
July 21, 2023
Page 2
      consolidated foreign operating entities are officials of the Chinese Communist Party. For
      instance, please tell us how the board members    current or prior
memberships on, or
      affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.
3. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and confirm, if true, that you have disclosed the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities. Alternatively, provide this information in your supplemental response.
          With respect to (b)(3) and (b)(5), please provide the information required by (b)(3)
           and (b)(5) for you and all of your consolidated foreign operating entities in your supplemental response.
4. With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included
      language that such disclosure is    to our knowledge.    Please
supplementally confirm
      without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese
      Communist Party.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jimmy McNamara at 202-551-7349 or Andrew Mew at
202-551-3377
with any questions.




                                                           Sincerely,
FirstName LastNameDonghao Yang
                                                           Division of
Corporation Finance
Comapany NameYatsen Holding Ltd
                                                           Disclosure Review
Program
July 21, 2023 Page 2
cc:       Yuting Wu
FirstName LastName